


SECU[illegible] 07003165 [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBC Financial Products USA Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 41st Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anna DiFilippo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBC Financial Products USA Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers and/or Directors of the Firm have proprietary interests in hedge funds and/or registered investment companies that have accounts with the Firm which are classified as customers. Additionally, Directors of the Firm serve as Directors of other affiliated entities, or entities in which they have an interest, that may have accounts with the Firm that are classified as customers.

Signature

Managing Director
Title

Notary Public

STEPHEN P. KING
Notary Public, State of New York
No. 02KI6076951
Qualified in New York County
Commission Expires 7/1, 20 10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent registered public accounting firm's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBC Financial Products USA Inc.
Table of Contents
December 31, 2006



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
KBC Financial Products USA Inc.

We have audited the accompanying statement of financial condition of KBC Financial Products USA Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBC Financial Products USA Inc. as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 23, 2007

KBC Financial Products USA Inc.
Statement of Financial Condition
Year Ended December 31, 2006
(in thousands)

Assets		
Cash segregated in compliance with federal regulations	$	18,628
Financial instruments owned, at fair value		706,131
Receivables from:		
Customers		17,093
Clearing broker		474,339
Brokers, dealers and others		22,053
Affiliates		7,440
Other assets		31,405
Total assets	$	1,277,089
Liabilities and stockholder's equity		
Short-term borrowings from affiliates	$	398,045
Financial instruments sold, not yet purchased, at fair value		459,689
Payables to:		
Customers		21,590
Brokers, dealers and others		18,043
Obligation to return collateral received		4,183
Other liabilities and accrued expenses		11,237
Total liabilities	$	912,787
Stockholder's equity		364,302
Total liabilities and stockholder's equity	$	1,277,089

The accompanying notes are an integral part of this statement.

1. Organization

KBC Financial Products USA Inc. (the "Company"), a Delaware corporation, was formed on December 8, 1998. KBC Financial Holding, Inc. (the "Parent") is the sole stockholder of the Company.

The Company is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD") and the International Securities Exchange, Inc. The Company's primary business is to act as a broker or dealer in certain securities (principally convertible bonds, high yield bonds, equity linked securities and related securities), with or through financial and non-financial institutions. The Company also acts as agent for certain of its affiliates in their transactions with U.S. customers. The Company also engages in proprietary trading activities for its own account.

2. Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates may differ to some extent from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

Principal transactions in financial instruments are recorded on a trade date basis. In accordance with industry practice, customer transactions are recorded on a settlement date basis.

Substantially all of the Company's assets and liabilities are carried at either fair value or contracted amounts which approximate fair value.

Financial instruments owned, Financial instruments sold, not yet purchased and contractual commitments arising pursuant to futures are recorded at fair value. Fair value for financial instruments is based on quoted market prices and other relevant factors, including dealer price quotations, trade prices, and price activity for underlying instruments.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" which is effective for financial statements issued for the fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. This standard establishes a consistent framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures with respect to fair value measurements. The Company is in the process of determining the impact of this statement on the Company's statement of financial condition.

The Company accounts for derivative instruments and hedging activities in accordance with SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities."

Foreign-denominated trading assets and liabilities are revalued at prevailing exchange spot rates.

2. Significant Accounting Policies (continued)

Clearing broker balances are presented on a net basis in instances where management believes that a legal right of off-set exists.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. Federal, state and local income taxes are calculated as if the companies filed on a separate return basis.

The Company provides for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." The Company records income taxes using a liability approach for financial accounting and reporting, which results in the recognition of deferred tax assets and liabilities to the extent such assets and liabilities arise. Deferred tax assets are only recognized to the extent that it is more likely than not the Company will realize the tax benefit in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes, by prescribing a recognition threshold and measurement attribute a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of determining the impact, if any, of this statement on the Company's statement of financial condition.

The Company follows FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIEs") (revised December 2003) ("FIN 46-R").

The Company follows SFAS No. 5 "Accounting for Contingencies" which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

3. Securities Borrowed

Securities borrowed are treated as financing transactions and are carried at the amounts of cash collateral advanced in connection with the transaction. At December 31, 2006 there are no outstanding securities borrowed transactions.

The Company enters into securities borrowed transactions to, among other things, acquire securities to cover short positions. In connection with these transactions the Company provides cash collateral.

4. Receivables from Clearing Broker

Receivables from clearing broker reflect net proceeds generated primarily from cash received from sales of securities and margin requirements net of borrowings from the clearing broker. In addition, net receivables and payables relating to unsettled trades are reflected in the net clearing broker receivables balance.

5. Short-Term Borrowings

The Parent and an affiliate make short-term borrowings available to the Company. The Company pays interest on these amounts at market rates. The short-term borrowings have varying maturities ranging between one and ninety days. The short-term borrowings outstanding at December 31, 2006 have a weighted average interest rate of 5.37%. The amount of funding and interest outstanding and payable at December 31, 2006 is reflected as Short-term borrowings from affiliates.

6. **Related Party Transactions**

The Parent provides substantially all personnel, management and overhead services to the Company. The Parent is reimbursed for these services by the Company. The methodology utilized to determine the amount charged the Company is a combination of direct and allocated costs. At December 31, 2006, the Company has a receivable from its Parent of approximately $5.2 million which is reflected in Receivables from affiliates. Any such balances are payable on demand and are paid in the normal course of business.

The Company acts as agent for its affiliates in certain transactions with customers. Balances resulting from such transactions, which represent fails to deliver and fails to receive, are included in Receivables from and Payables to brokers, dealers and others and approximate $21.6 million and $17.1 million, respectively, at December 31, 2006. In connection with these transactions and related services, the Company receives a fee from its affiliates. In addition, the Company and its affiliates also provide to each other certain support and other services for which they compensate each other pursuant to service agreements. Receivables from affiliates of approximately $2.2 million represent amounts due in respect of these agreements at December 31, 2006. Any such balance is payable on demand and are paid in the normal course of business.

In the normal course of business, the Company transacts in securities with its affiliates. Receivables from clearing broker include net payables of approximately $2.9 million relating to such pending trades with clearing broker at December 31, 2006.

7. Net Capital and other Regulatory Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined.

7. Net Capital and other Regulatory Requirements (continued)

At December 31, 2006, the Company's net capital approximates $153.2 million, which exceeds the minimum requirement by approximately $152.6 million.

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as agent for its foreign affiliates, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof. The Company maintains cash segregated in compliance with Rule 15c3-3 of the SEC. This amount is reflected as Cash segregated in compliance with federal regulations.

With respect to its introduced customer transactions, the Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

8. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2006, Financial instruments owned and Financial instruments sold, not yet purchased by the Company are comprised as follows:

	Financial instruments owned at fair value	Financial instruments sold, not yet purchased at fair value
	(in thousands)	
Corporate and other debt securities	$ 611,038	$ 168,074
Common and preferred securities	77,228	290,092
Option contracts and warrants	17,865	1,523
	$ 706,131	$ 459,689

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the specified financial instrument at the contracted price and, thereby, create a liability to purchase the financial instrument in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected on the statement of financial condition.

9. Derivative Financial Instruments

Derivatives are financial instruments, such as futures or option contracts and warrants, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments or rights to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on specific terms of the contract with reference to specified rates, securities, commodities or indices.

9. Derivative Financial Instruments (continued)

In the normal course of business, the Company enters into transactions in exchange-traded derivative financial instruments to manage its exposure to various market risks and in connection with facilitating customer trading activities. Such derivative financial instruments include futures and option contracts and warrants.

These derivative financial instruments contain off-balance sheet risk, whereby changes in the market values of underlying securities or interest rates may result in changes in the values of the financial instruments in excess of the amounts recognized in the statement of financial condition. Through the use of hedging strategies, the Company attempts to reduce its exposure to market risks arising from the use of these financial instruments.

The fair value of the Company's derivative financial instruments as of December 31, 2006 is as follows:

	Assets	Liabilities
	(in thousands)	
Futures contracts	$ 639	$ -
Option contracts and warrants	17,865	1,523

The fair value of futures contracts is recorded in Receivables from brokers, dealers and others. The fair value of option contracts and warrants is recorded in Financial instruments owned and Financial instruments sold, not yet purchased. The methods used to determine fair value are disclosed in footnote 2, "Significant Accounting Policies."

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

With the exception of over-the-counter option contracts and certain foreign-denominated securities transactions as discussed below, the Company's transactions in financial instruments are cleared by a broker and dealer (the "Clearing Broker") pursuant to clearance agreements. Substantially all of the Company's cash and securities positions are either held as collateral by the Clearing Broker against various margin obligations of the Company or deposited with such Clearing Broker for safekeeping purposes.

The Company maintains a portion of its short-term liquidity in the form of additional margin borrowings available from the Clearing Broker. This subjects the Company to liquidity risk should the Clearing Broker choose to decrease the collateralized margin borrowings currently made available to the Company.

The Company's customers and counterparties primarily consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (continued)

As a securities broker dealer, the Company is subject to concentration risk by holding positions in certain types of securities or issued by issuers located in a particular country or engaged in a particular industry. The Company manages such risk through the use of hedging strategies. At December 31, 2006, the Company's securities positions are primarily issued by U.S. companies in the consumer, communication, energy, financial, industrial and technology sectors.

Certain customer securities transactions of the Company are cleared on a fully disclosed basis by the Clearing Broker pursuant to a clearance agreement. While the Clearing Broker maintains the responsibility of margining such accounts and determining adequate collateralization, the Company has agreed to indemnify the Clearing Broker for certain losses that this clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2006, customer debit balances maintained by the Clearing Broker approximate $5.2 million. These debit balances relate to customer delivery-versus-payment transactions and, in the normal course of business, have been settled by the Clearing Broker subsequent to December 31, 2006.

Additionally, transactions in foreign securities for which the Company acts as agent for its foreign affiliates, are cleared, on a delivery-versus-payment basis, through affiliates of the Company in accordance with SEC Rules and interpretations. Such activities expose the Company to credit risk in the event a customer or the Company's affiliates are unable to fulfill their contracted obligations, and margin deposits, where applicable, are not sufficient to fully cover losses incurred by such party. In the event a customer or the Company's affiliates fail to fully satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill such party's obligations. The Company seeks to control the risks associated with customer activities by monitoring customer trades and taking appropriate action. From time to time, the Company obtains cash as collateral from its affiliates in connection with such transactions. Cash obtained as collateral at December 31, 2006 approximates $4.2 million and is reflected in net Receivables from clearing broker with an offsetting liability reflected in Obligation to return collateral received.

11. Defined Contribution Plan

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees. Participants are permitted, within limitations imposed by tax law, to make pre-tax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation.

12. Award Plans

The Parent of the Company has award plans (the "Award Plans") which in certain instances require and in other instances allow certain employees to defer a portion of their annual bonus and instead receive phantom shares in the worldwide business of KBC Financial Products. In 2005, the Parent of the Company determined to wind down and discontinue the above-referenced Award Plans and to redeem outstanding shares in the Award Plans held by participants of the plans.

12. Award Plans (continued)

The Parent of the Company also has a Conditional Award Plan. Under the terms of the Conditional Award Plan, the Parent of the Company will grant selected employees a conditional award.

13. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. SFAS No. 109 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than future enactment of changes in the tax law or rates. As of December 31, 2006, the Company has a deferred tax asset of $31.6 million and a deferred tax liability of $345,000. The net deferred tax asset of $31.3 million is included in Other assets. The Company's net deferred tax asset at December 31, 2006 results primarily from accrued deferred bonus expense. The deferred tax asset is not offset by any valuation allowance.

As of December 31, 2006, the Company had federal and state and local taxes payable to its Parent of $4 million and $2.3 million, respectively. These amounts are included in Other liabilities and accrued expenses.

14. Regulatory Inquiries

The Company is involved in regulatory inquiries arising in the normal course of business activities as a broker or dealer. The Company has received Wells notices from the NASD in two trading practices matters. The Company entered into settlement negotiations with the NASD, which are ongoing. The NASD has offered to settle both matters for a total of $4.5 million. The Company continues to believe that there is no basis for the NASD to bring an enforcement action in one of these matters. No resolution has been reached as to a final settlement for either matter, and negotiations regarding settlement amounts are ongoing.

In connection with both of these matters, legal reserves have been established based on the information available. Such legal reserves aggregate $4.5 million at December 31, 2006 and are reflected in Other liabilities and accrued expenses on the statement of financial condition. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.


END